APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Dead Bird Brewing Company

Profit and Loss
February 2019 - January 2020

	TOTAL
Income	
Gain on Sale of Equipment	367.00
Refunds-Allowances	212.78
Sales	84,836.04
Sales Of Product Income	2,052.00
Services	10,018.85
Square Income	66.22
Uncategorized Income	17,158.51
Total Income	**$114,711.40**
Cost of Goods Sold	
Cost of Beer Production	71.55
Cost Of Goods Sold	1,995.79
Supplies & Materials - COGS	39,959.68
Supplies - Beer Adjunct Additions	74.29
T-shirt, pints, promo sales stuff	1,849.15
Total Cost of Goods Sold	**$43,950.46**
GROSS PROFIT	**$70,760.94**
Expenses	
Accounting fees for payroll setup/maintenance	785.25
Advertising	1,456.23
Amortization	291.67
Bad Debts	0.00
Bank Charges	272.12
Cooler Rent	24.00
Depreciation	5,262.55
Dues & Subscriptions	144.00
Equipment Expense	7,061.13
Federal Corporate Tax Expense	744.97
Festival Equipment Expnese	290.96
Freight & Delivery	300.00
Insurance	100.00
Job Materials	356.52
Meals and Entertainment	33.72
Mileage Reimbursement	1,475.17
Office Expenses	14.95
Other General and Admin Expenses	242.83
Petty Cash, Till, and Change for Taproom	924.10
Promotional	2,202.71
Rent or Lease of Buildings	37,904.00
Salaries and Wages	48,388.91
Shipping and delivery expense	31.04

Dead Bird Brewing Company

Profit and Loss
February 2019 - January 2020

	TOTAL
Square Fees	86.09
State Corporate Tax Expense	0.00
Stationery & Printing	136.49
Tax Prep Fees	2,160.00
Taxes	
Employee Medicare	0.00
Employee Social Secuirty	0.00
Employee Withholding Tax (Form WT-6)	0.00
Employer Medicare	701.64
Employer Social Security	3,000.11
Federal Unemployment Tax	216.19
Quarterly Payroll Tax (Form 941)	0.00
Quarterly Unemployment Insurance (Form UCT-101)	0.00
WI State Unemployment Insurance Tax	1,322.78
Wisconsin State Income Tax	0.00
Total Taxes	**5,240.72**
Taxes & Licenses	2,208.88
Fermented Malt Beverage Tax	19.00
Local Expo Tax	60.37
Total Taxes & Licenses	**2,288.25**
Tools	204.87
Uncategorized Expense	887.06
Utilities	3,663.64
Wisconsin Corporate Tax Expense	0.00
Total Expenses	**$122,973.95**
NET OPERATING INCOME	$ -52,213.01
NET INCOME	$ -52,213.01

Dead Bird Brewing Company

Balance Sheet

As of January 21, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Dead Bird Bank Account	48,594.88
Total Bank Accounts	**$48,594.88**
Accounts Receivable	
Accounts Receivable	2,884.00
Installment Receivable	12,000.00
Total Accounts Receivable	**$14,884.00**
Other Current Assets	
Inventory Asset	23,401.00
Prepaid Fed Taxes	0.00
Prepaid State Taxes	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$23,401.00**
Total Current Assets	**$86,879.88**
Fixed Assets	
Accumulated Depreciation	-6,868.65
Coolers, Sinks, and Taproom Equipment	9,702.40
Fermenter	0.00
Festival Equipment	161.98
Firkins, CO2 tanks, Propane tanks, Randall	0.00
Kegs	12,571.38
Leasehold Improvements	15,000.00
Tap Handles - New	0.00
Total Fixed Assets	**$30,567.11**
Other Assets	
Accumulated Amortization	-49.00
USPTO - Trademarks registrations	4,375.00
Total Other Assets	**$4,326.00**
TOTAL ASSETS	**$121,772.99**

Dead Bird Brewing Company

Balance Sheet

As of January 21, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Deferred Gain on Sale	2,000.00
Federal Income Tax Payable	437.00
Loan Payable	10,000.00
Sales Tax Payable	-8.63
State Tax Payable	216.00
Unassigned Tax Agency for Apps Payable	18.63
Total Other Current Liabilities	**$12,663.00**
Total Current Liabilities	**$12,663.00**
Long-Term Liabilities	
Notes Payable -	0.00
Shareholder Notes Payable -	0.00
Shareholder Notes Payable -	0.00
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$12,663.00**
Equity	
Common Stock	19,241.50
Equity -	0.00
Opening Balance Equity	0.00
Partner Contributions -	5,000.00
Partner Contributions -	5,000.00
Partner Contributions -	5,000.00
Partner Contributions -	10,000.00
Partner Contributions -	10,000.00
Partner Contributions -	5,000.00
Partner Contributions -	10,000.00
Partner Contributions -	0.00
Partner Contributions -	16,000.00
Partner Contributions -	10,000.00
Retained Earnings	10,010.35
Net Income	3,858.14
Total Equity	**$109,109.99**
TOTAL LIABILITIES AND EQUITY	**$121,772.99**

Dead Bird Brewing Company

Statement of Cash Flows
February 2019 - January 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-52,213.01
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	458.00
Installment Receivable	2,200.32
State Tax Reimbursement Receivable	300.00
Inventory Asset	11,401.00
Prepaid Fed Taxes	-1,700.00
Prepaid State Taxes	-600.00
Accumulated Depreciation	5,262.55
Accumulated Amortization	291.67
County of Dane Department of Revenue Payable	0.00
Deferred Gain on Sale	-367.00
Federal Income Tax Payable	0.00
FICA Payable	-244.80
FUTA Payable	28.73
State Withholding Payable	-36.46
SUTA Payable	146.04
Unassigned Tax Agency for Apps Payable	3.65
Wisconsin Department of Revenue Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**17,143.70**
Net cash provided by operating activities	**$ -35,069.31**
INVESTING ACTIVITIES	
Coolers, Sinks, and Taproom Equipment	-2,032.63
Festival Equipment	0.00
Leasehold Improvements	-96,899.35
Net cash provided by investing activities	**$ -98,931.98**
FINANCING ACTIVITIES	
Shareholder Notes Payable -	5,000.00
Shareholder Notes Payable -	20,000.00
Shareholder Notes Payable -	10,000.00
Shareholder Notes Payable -	21,000.00
Partner Contributions -	18,000.00
Partner Contributions -	3,000.00
Partner Contributions -	7,000.00
Partner Contributions -	7,000.00
Net cash provided by financing activities	**$91,000.00**
NET CASH INCREASE FOR PERIOD	**$ -43,001.29**
Cash at beginning of period	47,671.80
CASH AT END OF PERIOD	**$4,670.51**

Dead Bird Brewing Company

Profit and Loss
February 2020 - January 2021

	TOTAL
Income	
Available Grants	38,700.00
Discounts	-40.00
Refunds-Allowances	677.60
Sales	101,340.82
Sales Of Product Income	918.00
Services	110.00
Uncategorized Income	0.01
unexpended grants(Income)	-5,000.00
Total Income	**$136,706.43**
Cost of Goods Sold	
Beer Labels	537.06
Cleaning/Sanitary Supplies	249.39
Cost of Beer Production	10,055.16
Cost Of Goods Sold	2,063.12
Cost of Soda Production - COGS	95.05
Kitchen Food	21,053.83
Kitchen Supplies	2,934.02
Supplies & Materials - COGS	14,078.70
Supplies - Beer Adjunct Additions	51.88
T-shirt, pints, promo sales stuff	1,869.39
VDL Ingredients	16.87
Total Cost of Goods Sold	**$53,004.47**
GROSS PROFIT	**$83,701.96**
Expenses	
Accounting fees for payroll setup/maintenance	334.00
Bank Charges	1,625.61
Charitable Contributions	1,050.00
Cooler Rent	54.00
Equipment Expense	22,446.90
Equipment Rental	738.36
Federal Corporate Tax Expense	2,026.68
Federal Income Tax	1,387.00
Insurance	8,176.00
Job Materials	222.78
Office Expenses	49.99
Other General and Admin Expenses	1,059.03
Petty Cash, Till, and Change for Taproom	1,300.00
Promotional	1,095.90
QuickBooks Payments Fees	-40.00
Recipe R&D	34.98

Dead Bird Brewing Company

Profit and Loss
February 2020 - January 2021

	TOTAL
Rent or Lease of Buildings	36,428.00
Salaries and Wages	46,927.11
Shipping and delivery expense	9.00
Square Fees	69.00
State Corporate Tax Expense	126.14
Stationery & Printing	85.95
Tax Prep Fees	3,250.00
Taxes	
Employee Medicare	691.28
Employee Social Secuirty	2,955.79
Employer Medicare	626.41
Employer Social Security	3,020.66
Federal Unemployment Tax	220.74
Quarterly Payroll Tax (Form 941)	29.28
WI State Unemployment Insurance Tax	1,513.35
Wisconsin State Income Tax	1,446.37
Total Taxes	**10,503.88**
Taxes & Licenses	169.20
Fermented Malt Beverage Tax	8.00
Local Expo Tax	128.45
Total Taxes & Licenses	**305.65**
Uncategorized Expense	4.75
Utilities	8,262.45
Total Expenses	**$147,533.16**
NET OPERATING INCOME	**$ -63,831.20**
Other Income	
Grant	7,000.00
Total Other Income	**$7,000.00**
Other Expenses	
Miscellaneous	150.00
Total Other Expenses	**$150.00**
NET OTHER INCOME	**$6,850.00**
NET INCOME	**$ -56,981.20**

Dead Bird Brewing Company

Balance Sheet
As of January 21, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Dead Bird Bank Account	887.74
Taproom Account (deleted)	589.12
Total Bank Accounts	**$1,476.86**
Accounts Receivable	
Accounts Receivable	1,938.00
Installment Receivable	11,000.00
State Tax Reimbursement Receivable	300.00
Total Accounts Receivable	**$13,238.00**
Other Current Assets	
Inventory Asset	23,586.00
Prepaid Fed Taxes	2,500.00
Prepaid State Taxes	1,790.00
Undeposited Funds	682.00
Total Other Current Assets	**$28,558.00**
Total Current Assets	**$43,272.86**
Fixed Assets	
Accumulated Depreciation	-7,593.65
Coolers, Sinks, and Taproom Equipment	9,055.03
Fermenter	0.00
Festival Equipment	45.96
Firkins, CO2 tanks, Propane tanks, Randall	0.00
Kegs	10,071.38
Leasehold Improvements	116,735.19
Tap Handles - New	0.00
Total Fixed Assets	**$128,313.91**
Other Assets	
Accumulated Amortization	-340.00
USPTO - Trademarks registrations	4,375.00
Total Other Assets	**$4,035.00**
TOTAL ASSETS	**$175,621.77**

Dead Bird Brewing Company

Balance Sheet

As of January 21, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
County of Dane Department of Revenue Payable	0.00
Deferred Gain on Sale	1,833.00
Federal Income Tax Payable	-1,155.00
FICA Payable	244.80
FUTA Payable	9.60
Loan Payable	10,000.00
Sales Tax Payable	0.00
State Tax Payable	0.00
State Withholding Payable	36.46
SUTA Payable	48.80
Unassigned Tax Agency for Apps Payable	3.65
Wisconsin Department of Revenue Payable	0.00
Total Other Current Liabilities	**$11,021.31**
Total Current Liabilities	**$11,021.31**
Long-Term Liabilities	
Notes Payable - Andy Lock	0.00
Shareholder Notes Payable -	5,000.00
Shareholder Notes Payable -	20,000.00
Shareholder Notes Payable -	10,000.00
Shareholder Notes Payable -	21,000.00
Shareholder Notes Payable -	0.00
Total Long-Term Liabilities	**$56,000.00**
Total Liabilities	**$67,021.31**
Equity	
Common Stock	19,241.50
Equity -	0.00
Opening Balance Equity	0.00
Partner Contributions -	5,000.00
Partner Contributions -	5,000.00
Partner Contributions -	5,000.00
Partner Contributions -	10,000.00
Partner Contributions -	10,000.00
Partner Contributions -	23,000.00
Partner Contributions -	13,000.00
Partner Contributions -	5,000.00
Partner Contributions -	7,000.00
Partner Contributions -	0.00

Dead Bird Brewing Company

Balance Sheet

As of January 21, 2020

	TOTAL
Partner Contributions -	16,000.00
Partner Contributions -	17,000.00
Retained Earnings	9,089.77
Net Income	-35,730.81
Total Equity	**$108,600.46**
TOTAL LIABILITIES AND EQUITY	**$175,621.77**

Dead Bird Brewing Company

Statement of Cash Flows
February 2020 - January 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-56,981.20
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-620.00
Prepaid Fed Taxes	-1,184.74
Federal Income Tax Payable	-29.00
Loan Payable	7,100.00
Sales Tax Payable	-3,637.20
State Tax Payable	-0.38
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,628.68**
Net cash provided by operating activities	**$ -55,352.52**
INVESTING ACTIVITIES	
Coolers, Sinks, and Taproom Equipment	-3,089.80
Leasehold Improvements	-7,885.84
Net cash provided by investing activities	**$ -10,975.64**
FINANCING ACTIVITIES	
Shareholder Notes Payable -	1,000.00
Shareholder Notes Payable -	-10,000.00
Shareholder Notes Payable -	-21,000.00
Shareholder Notes Payable -	0.00
unexpended grants (Liability)	5,000.00
Opening Balance Equity	1,052.79
Partner Contributions -	5,000.00
Partner Contributions -	10,000.00
Partner Contributions -	52,250.00
Partner Contributions -	21,150.00
Net cash provided by financing activities	**$64,452.79**
NET CASH INCREASE FOR PERIOD	**$ -1,875.37**
Cash at beginning of period	4,670.51
CASH AT END OF PERIOD	**$2,795.14**

Dead Bird Brewing Company

Balance Sheet
As of March 22, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Dead Bird Bank Account	-11,941.92
Total Bank Accounts	**$ -11,941.92**
Accounts Receivable	
Accounts Receivable	2,800.52
Installment Receivable	8,799.68
State Tax Reimbursement Receivable	0.00
Total Accounts Receivable	**$11,600.20**
Other Current Assets	
Inventory Asset	12,000.00
Prepaid Fed Taxes	4,884.74
Prepaid State Taxes	1,800.00
Undeposited Funds	947.00
Total Other Current Assets	**$19,631.74**
Total Current Assets	**$19,290.02**
Fixed Assets	
Accumulated Depreciation	-12,856.20
Coolers, Sinks, and Taproom Equipment	12,144.83
Fermenter	0.00
Festival Equipment	0.00
Firkins, CO2 tanks, Propane tanks, Randall	0.00
Kegs	10,071.38
Leasehold Improvements	125,785.19
Tap Handles - New	0.00
Total Fixed Assets	**$135,145.20**
Other Assets	
Accumulated Amortization	-631.67
USPTO - Trademarks registrations	4,375.00
Total Other Assets	**$3,743.33**
TOTAL ASSETS	**$158,178.55**

Dead Bird Brewing Company

Balance Sheet

As of March 22, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
County of Dane Department of Revenue Payable	0.00
Deferred Gain on Sale	1,466.00
Federal Income Tax Payable	-29.00
FICA Payable	0.00
FUTA Payable	38.33
Loan Payable	17,100.00
Sales Tax Payable	-3,637.20
State Tax Payable	-0.38
State Withholding Payable	0.00
SUTA Payable	194.84
Unassigned Tax Agency for Apps Payable	3.65
Wisconsin Department of Revenue Payable	0.00
Total Other Current Liabilities	**$15,136.24**
Total Current Liabilities	**$15,136.24**
Long-Term Liabilities	
Notes Payable -	0.00
Shareholder Notes Payable -	6,000.00
Shareholder Notes Payable -	20,000.00
Shareholder Notes Payable -	0.00
Shareholder Notes Payable -	0.00
Shareholder Notes Payable -	0.00
unexpended grants (Liability)	5,000.00
Total Long-Term Liabilities	**$31,000.00**
Total Liabilities	**$46,136.24**
Equity	
Common Stock	19,241.50
Equity -	0.00
Opening Balance Equity	1,052.79
Partner Contributions -	10,000.00
Partner Contributions -	5,000.00
Partner Contributions -	5,000.00
Partner Contributions -	10,000.00
Partner Contributions -	20,000.00
Partner Contributions -	23,000.00
Partner Contributions -	65,250.00
Partner Contributions -	5,000.00
Partner Contributions -	7,000.00

Dead Bird Brewing Company

Balance Sheet
As of March 22, 2021

	TOTAL
Partner Contributions -	21,150.00
Partner Contributions -	16,000.00
Partner Contributions -	17,000.00
Retained Earnings	-100,104.44
Net Income	-12,547.54
Total Equity	**$112,042.31**
TOTAL LIABILITIES AND EQUITY	**$158,178.55**

I, Nicholas Kocis, certify that:

1. The financial statements of Dead Bird Brewing Company included in this Form are true and complete in all material respects; and
2. The tax return information of Dead Bird Brewing Company included in this Form reflects accurately the information reported on the tax return for Dead Bird Brewing Company for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature _____

Name: Nicholas Kocis

Title: Brewmaster/Co-founder